SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2 )*

ASTREX, INC.

(Name of Issuer)

Astrex, Inc. Common Stock

(Title of Class of Securities)

04635-20-8

(CUSIP Number)

Michael McGuire  205 Express Street, Plainview, NY 11803   (516) 433-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04635-20-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael McGuire

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization US citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 544,584 shares; (see items 3 and 5 below)

	8.	Shared Voting Power 139,383 shares

	9.	Sole Dispositive Power 544,584 shares (See Item 3 )

	10.	Shared Dispositive Power 139,383 shares (See Item 5 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 683,967 shares (see item 5 below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10.81% (see item 5 below)

14.	Type of Reporting Person (See Instructions) IN

There are no other changes to Schedule 13D, to which this Amendment No. 2 relates to except as set forth in this amendment.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

On August  18, 2003, the Company granted to Mr. McGuire 200,000 unregistered, forfeitable shares of common stock, as follows:  20,000 of those shares of common stock were issued to Mr. McGuire as compensation subject to forfeiture in the event Mr. McGuire ceases to be employed by the Company, for reasons other than death, prior to April 1, 2004;   20,000 of those shares of common stock were issued to Mr. McGuire as compensation subject to forfeiture in the event Mr. McGuire ceases to be employed by the Company, for reasons other than death, prior to October 1, 2004;  30,000 of those shares of common stock were issued to Mr. McGuire as compensation subject to forfeiture in the event Mr. McGuire ceases to be employed by the Company, for reasons other than death, prior to October 1, 2005;  40,000 of those shares of common stock were issued to Mr. McGuire as compensation subject to forfeiture in the event Mr. McGuire ceases to be employed by the Company, for reasons other than death, prior to October  1, 2006;  40,000 of those shares of common stock were issued to Mr. McGuire as compensation subject to forfeiture in the event Mr. McGuire ceases to be employed by the Company, for reasons other than death, prior to October 1, 2007;  50,000 of those shares of common stock were issued to Mr. McGuire as compensation subject to forfeiture in the event Mr. McGuire ceases to be employed by the Company, for reasons other than death, prior to October 1, 2008 .  No other compensation was issued other than stated above.  The filing of this 13D is occasioned by the above.

Item 4.	Purpose of Transaction

The purpose of this transaction is to provide compensation in the form of Common Stock to Michael McGuire.  Michael McGuire has no plans or proposals that would relate to or result in the occurrence of any of the events specified in paragraphs (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer

Includes 104,537 shares of Common Stock and 34,846 shares of Series B Preferred Stock owned by Mr. McGuire’s spouse’s IRA. Mr.  McGuire directly owns 443,592 shares of Common Stock and 100,992 shares of Series B Preferred Stock.  Each share of Series B Preferred Stock is presently convertible to one share of Common Stock.  While Mr. McGuire and his spouse have no present intention to convert the shares of Series B Preferred Stock to Common Stock, were they to do so, and assuming no one else were to do so, Mr. McGuire would own or control no Preferred Stock and there would be 6,326,843 shares of common stock outstanding  of which he would own or control 683,967 shares or 10.81%.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

August 25, 2003
Date
/s/ Michael McGuire
Signature
Michael McGuire, President
Name/Title

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)